SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

    Protalex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743642100

(CUSIP Number)

July 7, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]

Rule 13d-1(b)

[ X ]

Rule 13d-1(c)

[     ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 743642100	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VI, LLC (“ICM6”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

1,687,500 shares, consisting of 1,250,000 issued shares and a warrant to purchase 437,500 shares.  These shares and warrant are directly owned by Integral Capital Partners VI, L.P. (“ICP6”).  ICM6 is the general partner of ICP6.

	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,687,500 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 743642100	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VI, L.P. (“ICP6”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

1,687,500 shares consisting of 1,250,000 issued shares and a warrant to purchase 437,500 shares which are directly owned by ICP6.  Integral Capital Management VI, LLC is the general partner of ICP6.

	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,687,500 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 16 Pages

ITEM 1(a).

NAME OF ISSUER:

Protalex, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

145 Union Square Drive

New Hope, Pennsylvania  18938

ITEM 2(a), (b), (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE, AND CITIZENSHIP:

This statement is being filed by Integral Capital Management VI, LLC, a Delaware limited liability company (“ICM6”).  The principal business address of ICM6 is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California   94025.

ICM6 is the general partner of Integral Capital Partners VI, L.P., a Delaware limited partnership (“ICP6”).  With respect to ICM6, this statement relates only to ICM6’s indirect, beneficial ownership of shares of Common Stock and a warrant to purchase shares of Common Stock of the Issuer (the “Shares”).  The Shares have been purchased by ICP6, and ICM6 does not directly or otherwise holds any Shares. Management of the business affairs of ICM6, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM6, such that no single manager of ICM6 has voting and/or dispositive power of the Shares.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

Page 5 of 16 Pages

ITEM 2(e).

CUSIP NUMBER:

743642100

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[    ]

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

[    ]

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

[    ]

Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)

[    ]

Investment company registered under Section 8 of the Investment Company

                                    Act.

(e)

[    ]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[    ]

An employee benefit plan or endowment fund in accordance with Rule 13d

                       (b)(1)(ii)(F);

            (g)        [    ]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)        [    ]

A savings association as defined in Section 3(b) of the Federal Deposit

Insurance Act;

            (i)        [    ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)        [    ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ].

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.

Integral Capital Management VI, LLC (“ICM6”)

(a)

Amount Beneficially Owned:  1,687,500

(b)

Percent of Class:  5.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 1,687,500

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  1,687,500

 Page 6 of 16 Pages

B.

Integral Capital Partners VI, L.P. (“ICP6”)

(a)

Amount Beneficially Owned:  1,687,500

(b)

Percent of Class: 5.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  1,687,500

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  1,687,500

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Page 7 of 16 Pages

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

ICP6 is a party to a Shareholder Agreement, dated as of September 18, 2003, between Protalex, vSpring SBIC, L.P., SF Capital and certain executive officers and directors of Protalex.  This Shareholder Agreement was amended and restated as of May 25, 2005.  The Shareholder Agreement required the parties to vote their Common Stock to fix and maintain the number of directors at seven and to vote for a director that is designated in accordance with the provisions of the Shareholder Agreement.  The parties to the Shareholder Agreement entered into a Termination of First Amended and Restated Shareholder Agreement, dated as of July 7, 2006, pursuant to which the Shareholder Agreement was terminated in all respects.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2006

INTEGRAL CAPITAL MANAGEMENT VI, LLC

By         /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VI, L.P.

By Integral Capital Management VI, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

Page 9 of 16 Pages

EXHIBIT INDEX

Found on

Sequentially

Exhibit

Numbered Page

Exhibit A:

Agreement of Joint Filing

10

Exhibit B:

Termination of First Amended and Restated

11

Shareholder Agreement

Page 10 of 16 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the statement dated July 13, 2006 containing the information required by Schedule 13G, for the 1,687,500 Shares of capital stock of Protalex, Inc. held by Integral Capital Partners VI, L.P., a Delaware limited partnership.

Date:  July 13, 2006

INTEGRAL CAPITAL MANAGEMENT VI, LLC

By         /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VI, L.P.

By Integral Capital Management VI, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

Page 11 of 16 Pages

EXHBIT B

TERMINATION OF

FIRST AMENDED AND RESTATED

SHAREHOLDER AGREEMENT

This Termination of First Amended and Restated Shareholder Agreement (this “Agreement”) is entered into as of the 7th day of July, 2006 (the “Effective Date”), by and among Protalex, Inc., a  Delaware corporation (the “Company”), certain holders of the Common Stock of the Company or options to acquire the Common Stock identified on Exhibit A hereto (the “Existing Shareholders”), a majority-in-interest of the Investors listed on Exhibit B (as such “majority-in-interest” is defined and contemplated in Section 13 of the “Shareholder Agreement” (as defined below) (collectively, all Investors listed on Exhibit B, the “Investors”)) with reference to the following facts:

A.

On September 18, 2003, the Company  issued and certain Investors purchased shares of the Company’s Common Stock and Warrants to purchase shares of the Company’s Common Stock pursuant to that certain Securities Purchase Agreement  (the “Original Purchase Agreement”) whereby,  as a condition to such sale and purchase, the parties entered into a Shareholder Agreement to assure that (i) a representative of the Investors  was elected as a member of the Board of Directors of the Company and (ii) the transfer of shares of the Company’s Common Stock by the Existing  Shareholders  was limited.

B.

On May 25, 2005, the Company issued and certain Investors purchased shares of the Company’s Common Stock and Warrants to purchase shares of the Company’s Common Stock pursuant to that certain Warrant and Common Stock Purchase Agreement dated as of May 25, 2005 (the “2005 Purchase Agreement”), and the Investors became parties to that certain Amended and Restated Shareholder Agreement dated as of May 25, 2005 (the “Shareholder Agreement”).

C.

The Shareholder Agreement may be amended upon the agreement of (i) the Company, (ii) a majority-in-interest of the Investors voting on an as-converted basis (which majority-in-interest shall include the agreement of vSpring SBIC, L.P.), and (iii) all of the Existing Shareholders (collectively, the “Requisite Consenting Parties”).

D.

The Company is contemplating issuing and selling shares of the Company’s Common

Stock in connection with an equity financing (the “July Financing”) and in connection with such financing the Company, the Requisite Consenting Parties (including vSpring SBIC, L.P.) wish to terminate the Shareholder Agreement because (i) the restriction on transfer has now expired and (ii) the provisions regarding the voting of shares are deemed no longer necessary.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree as follows:

Page 12 of 16 Pages

1.

         Consent to the Termination of Shareholder Agreement.

In connection with the closing of the July Financing, each of the undersigned, representing the Requisite Consenting Parties, hereby amend the Shareholder Agreement to provide that the Shareholder Agreement may be terminated by the written consent of the persons who would otherwise be required to amend such Shareholder Agreement.  Accordingly, the undersigned hereby permanently and irrevocably terminate the Shareholder Agreement, such termination to be effective immediately prior to the closing of the July Financing and to be binding upon all parties to the Shareholders Agreement in accordance with the terms thereof.

2.

Representations.  Each of the undersigned hereby represents that this Agreement (i) has been duly and validly authorized by all necessary action on the part of the undersigned, (ii) has been duly executed and delivered by an authorized representative of the undersigned and (iii) constitutes a legal, valid and binding agreement of such undersigned, enforceable against the undersigned in accordance with its terms.

3.

Miscellaneous.  This Agreement may be signed in two or more counterparts, each of which shall be deemed to be an original, fully executed agreement.  Executed counterparts of this Agreement may be transmitted by facsimile and shall be deemed to constitute an original for all purposes.  This Agreement contains the entire agreement contemplated by the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, commitments, agreements and understandings between any of them with respect to such subject matter.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.  The parties hereto irrevocably consent to the jurisdiction of the United States federal courts and state courts located in the State of Delaware in any suit or proceeding based on or arising under this Agreement and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts.  The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding.  The parties hereto further agree that service of process upon the parties hereto mailed by the first class mail shall be deemed in every respect effective service of process upon such party in any suit or proceeding arising hereunder.  Nothing herein shall affect either party’s right to serve process in any other manner permitted by law.  The parties hereto agree that a final non appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit or such judgment or in any other lawful manner.

4.

Attorneys’ Fees.  In any legal proceeding arising out of this Agreement, including with respect to any instrument, document or agreement made under or in connection with this Agreement, the prevailing party shall be entitled to recover its costs and actual attorneys’ fees.  As used in this Agreement, “actual attorneys’ fees” shall mean the full and actual cost of any legal services actually performed in connection with the matters involved, calculated on the basis of the usual hourly fees charged by the attorneys performing such services.

Page 13 of 16 Pages

IN WITNESS WHEREOF, the undersigned have caused this agreement to be signed on the date first written above.

COMPANY:

PROTALEX, INC.

a Delaware corporation

By:

Steven Kane,

President and Chief Executive Officer

EXISTING SHAREHOLDERS:

[Signature]

[Print Name]

[Title (if shareholder not individual)]

INVESTORS:

[Signature]

[Print Name]

[Title (if shareholder not individual)]

Page 14 of 16 Pages

EXHIBIT A

EXISTING SHAREHOLDERS

1.

Kirk Raab

2.

Steven Kane

3.

Frank M. Dougherty, Esq.

4.

John Doherty

5.

Marc Rose

6.

Thomas Stagnaro

Page 15 of 16 Pages

EXHIBIT B

INVESTORS

vSpring SBIC, L.P.
vSpring Capital
Integral Capital Partners VI, L.P.
SF Capital Partners Ltd.
Merriman Curhan Ford & Co.
Mark E. Strome Living Trust
Kinloch Rice Fields, LLC
The Lincoln Fund, L.P.
MedCap Partners, L.P.
David MacMillan
Matthew & Angela Hall Family Trust
William Hitchcock
Philip T. Sharples Trust U/A DTD 11/13/52
Terry J. Hennigan
Henry W. Harris
Eric Fellner
Philip P. Sharples 1994 Family Trust U/A
DTD 5/16/94
Prism Capital 5, L.P.
James R. Walker
Holly E. Zug Trust Dtd. 8/5/97
Terral Jordan
Mark P. Mason
William P. Getty
Richard L. Breaux
The Lincoln Fund Tax Advantaged, L.P.
Frank A. Bonsal, Jr.
Alexander M. Laughlin
Edgewood Management Company Profit Sharing
Plan
Christoph Henkel
Joseph R. Hardiman
Louise A. Havens Living Trust
Robert Anthony Mackie
Brenton M. Wickam
Bayard Walker, Jr.
John Burd Defined Benefit Plan
Brock Ganeles
Hanne S. Castle
Joanna K. Corrigan Irrevocable Trust
Lawrence J. Chazen Revocable Trust dtd 1/31/90
Jonathan D. Calloghan
Victor E. Parker, Jr.
Dixon R. Doll Sr. & Carol Doll Trust
Doll Family Partnership

Page 16 of 16 Pages

Catalysis Partners, LLC
Matthew Crisp
Jon M. Plexico
Alan R. Sheriff
Dennis Tran & Rosalie Duong
Peter Lawson-Johnston
Jonathan Merriman
Kenneth R. Werner Revocable Trust Dtd 7/20/96
Anne S. Ritchie Holum
Dorothy N. Ritchie-Valhouli
J. Michael Ritchie
Charles J. Kaspar III
Robert E. Ford
Gregory H. Williams
Kevin J. Raidy
Edward B. Keaney
Dixon R. Doll Jr. & Sarah Doll
Steven R. Sarracino
Hans Hartvickson
Craig E. Sultan
John Sutcliffe
Patrick J. McQuaid
John Hiestand
Kinloch Rice Fields
Sandra Pessin
Douglas Heller
Ingalls & Snyder
Mary L. Smith Trust F/B/O Victoria L. Havens
Peter H. Havens F/B/O Robert Havens
George K. Hickox, Jr.
Cape May Limited Partnership (Thomas Zug)
The Lincoln Fund, L.P. – Neil Matlins
David MacMillian
Maud Tilghman Walker
Scott Holmes
Steven and Mary Kane
James Hanosh
Oakwood Holdings-Lynch Christain
Craig Lunsman
Sona Rijni Banker
Jack Benoff